KW
3/12

15048516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-68411

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PLYMOUTH REAL ESTATE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 FRANKLIN STREET
(No. and Street)

BOSTON	MASSACHUSETTS	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFFREY WITHERELL (617) 340-3826
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WALSH, JASTREM & BROWNE, LLP
(Name – *if individual, state last, first, middle name*)

155 SEAPORT BOULEVARD	BOSTON	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY WITHERELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLYMOUTH REAL ESTATE CAPITAL, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CHIEF EXECUTIVE OFFICER
Title

[signature]
Notary Public
My commission expires [illegible]

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLYMOUTH REAL ESTATE CAPITAL, LLC

TABLE OF CONTENTS

Walsh, Jastrem & Browne, LLP

Certified
Public Accountants
& Consultants

Seaport West
155 Seaport Boulevard
Boston, MA 02210
617 227 3333
617 227 5430 Fax
www.wjbcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Plymouth Real Estate Capital, LLC:

We have audited the accompanying statement of financial condition of Plymouth Real Estate Capital, LLC (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for the statement of financial condition. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Plymouth Real Estate Capital, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Walsh, Jastrem & Browne, LLP

Boston, Massachusetts
February 24, 2015

PLYMOUTH REAL ESTATE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS:		
Cash	$	20,470
Prepaid expenses		18,812
Other assets		1,628
Total assets		40,910
LIABILITIES:		
Accounts payable		1,804
MEMBERS' EQUITY	$	39,106

See notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Plymouth Real Estate Capital, LLC (the "Company") is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Massachusetts limited liability company. The Company's principal business is participating in and facilitating the distribution of securities of investment products sponsored by Plymouth Group Real Estate LLC, an affiliated entity.

In May 2014, Plymouth Industrial REIT, Inc. (the "REIT"), the Company's sole source of revenue since inception, terminated its Offering of common stock. The Company is currently exploring a sale of its business to an unrelated third party.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes – No provisions have been made in the financial statements for Federal or State income taxes because the Company's members are responsible for the payment of such taxes on their respective shares of the Company's income.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company and an affiliate Plymouth Real Estate Investors, LLC (the "Affiliate") entered into an expense sharing agreement in August, 2011. The agreement provides for sharing of occupancy expenses between the Company and the Affiliate. The agreement was terminated effective March 1, 2014.

NOTE 4. RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold customer securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirements under SEC Rule 15c3-3.

PLYMOUTH REAL ESTATE CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which provides that aggregate indebtedness, as defined, shall not exceed fifteen times net capital (1500%), as defined. In addition, required minimum net capital is $5,000. At December 31, 2014, the Company's percentage of aggregate indebtedness to net capital was 10% and net capital was $18,666, which exceeded required net capital by $13,666.

NOTE 6. SUBSEQUENT EVENTS

In connection with the preparation of the financial statements of the Company as of and for the year ended December 31, 2014, events and transactions subsequent to December 31, 2014 through February 24, 2015, the date the financial statements were available to be issued, have been evaluated by management for possible adjustment and/or disclosure. The Company has not identified any subsequent events requiring financial statement adjustment or disclosure as a result of this evaluation.

NOTE 7. OPERATIONS

The Company may be dependent on capital contributions from its Members and/or additional sources of revenues to fund operations and comply with regulatory net capital requirements.